Exhibit 99.113

ELEMENTAL ALTUS ANNOUNCES FILING AND SENDING OF MEETING MATERIALS IN CONNECTION WITH ITS SPECIAL MEETING OF SHAREHOLDERS TO APPROVE TETHER FINANCING AND STEPS IN CONNECTION WITH ACCESS TO MEETING MATERIALS DURING POSTAL STRIKE

October 3, 2025 – Vancouver, BC: Elemental Altus Royalties Corp. (“Elemental Altus” or the “Company”) (TSX-V: ELE, OTCQX: ELEMF) is pleased to announce that today in connection with the previously announced concurrent financing (the “Financing”) with Tether Investments S.A. de C.V (“Tether”) announced in connection with the proposed acquisition all of the issued and outstanding common shares of EMX Royalty Corporation pursuant to a court-approved plan of arrangement, Elemental Altus has filed, posted online and commenced delivery via courier of the management information circular of the Company (the “Circular”) and related documents (collectively, the “Meeting Materials”) for the November 4, 2025 special meeting (the “Meeting”) of holders of common shares (the “Shareholders”) of Elemental Altus that will be held at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 at 10:00 a.m. (Vancouver time). This press release contains important information regarding how to access the Meeting Materials and vote your common shares of Elemental Altus on the Meeting matters.

As further described in the Circular, in connection with the Meeting, Shareholders are being asked to consider and, if deemed advisable, to pass, with or without variation, the following matters:

•	an ordinary resolution of disinterested Shareholders approving Tether as a “Control Person” of the Company (as such term is defined in TSX Venture Exchange Policy 1.1);

•	an ordinary resolution in accordance with the ‘majority of the minority’ shareholder approval requirements set forth in Part 8 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and TSX Venture Exchange Policy 5.9, approving the Financing, which is a “related party” private placement of 7,502,502 common shares of Elemental Altus at a price of $18.38 (or US$13.331) per common share to Tether for aggregate gross proceeds of approximately $137,896,000 (or approximately US$100,000,000);

•	a special resolution authorizing the alteration of the notice of articles of the Company to effect the change of the Company’s name to “Elemental Royalty Corp.”, or such other name as the board of directors of the Company deems appropriate or as may be required or permitted by applicable regulatory authorities.

Elemental Altus has elected to deliver the Meeting Materials to Shareholders using the “notice-and- access” procedures available under Canadian securities laws. The Meeting Materials are posted on Elemental Altus’ website at https://elementalaltus.com/announced-merger/, which can be accessed from its homepage at https://elementalaltus.com, and are available under Elemental Altus’ profile on the SEDAR+ website at www.sedarplus.ca. The Meeting Materials are also available for delivery to Shareholders by courier or by email upon request made to Elemental Altus by email at info@elementalaltus.com, or by telephone at +1 604 646 4527. Shareholders of record as of the close of business on September 25, 2025 have the right to receive notice of, and to vote at, the Meeting, and are encouraged to review the Meeting Materials carefully.

1 Exchange rate of C$1.00 = US$0.7231, being the indicative exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on September 4, 2025.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

As a result of the ongoing postal strike in Canada (the “Postal Strike”), the mailing and delivery of the Meeting Materials has been interrupted. Elemental Altus has implemented certain measures with the goal of ensuring that the Meeting Materials can be accessed by Shareholders and that Shareholders are able to deliver or transmit their respective form or proxy, voting instruction form, or other information required to vote on the Meeting matters, in each case within the required time period and at no cost to the Shareholders, including by providing for the submission of proxies or voting instructions online or by telephone, as set out below. Elemental Altus has arranged for the following:

•	delivery by courier of the applicable Meeting Materials to its non-registered Shareholders in Canada using a pre-determined threshold of common shares of Elemental Altus held;

•	delivery by courier of the applicable Meeting Materials to all registered Shareholders in Canada;

•	emailing of the applicable Meeting Material to Shareholders with available email addresses;

•	publication of an advertisement in The Globe & Mail newspaper dated October 3, 2025 providing information on how to access the Meeting Materials and vote on the Meeting matters;

•	posting the Meeting Materials at https://elementalaltus.com/announced-merger/ and providing on its homepage at https://elementalaltus.com a specific link to access this page, the Meeting Materials, and instructions on how to vote; and

•	dissemination of this press release.

There is no anticipated interruption or delay in the delivery of Meeting Materials to U.S. Shareholders.

How to Vote

Shareholders are encouraged to vote well in advance of the Meeting in accordance with the instructions on their form of proxy or voting instruction form. If you have received a form of proxy or voting instruction form, you are encouraged to vote in accordance with the instructions contained therein.

Forms of proxy and voting instruction forms are customized to each Shareholder, containing a control number unique to the Shareholder that is required in order to vote online or by telephone. As a result of the Strike, some non-registered Shareholders may not receive their voting instruction form, meaning that such Shareholders will have to obtain their control number from and by contacting their broker or other intermediary (where their common shares of Elemental Altus are held). Non-registered Shareholders should contact the proxy department at their broker or other intermediary who can assist them with obtaining their control number and with the voting process.

Registered Shareholders can call Computershare (Elemental Altus’ transfer agent) at 1-800-564-6253 to obtain their control number to vote online.

The deadline for Shareholders to return their completed proxies or voting instruction forms is October 31, 2025 at 10:00 a.m. (Vancouver time); however, Elemental Altus has determined to waive the proxy cut off time in light of the Strike until the close of business (Vancouver time) on November 3, 2025, being the day prior to the Meeting date. Shareholders who hold their shares with a broker or other intermediary may be required to return their voting instruction form in advance of this deadline to be included in the vote.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

While the Postal Strike is continuing, Elemental Altus recommends that Shareholders use the online or telephone voting methods listed below, or return their proxies or voting instruction forms via courier, to ensure votes are received. Shareholders can contact Elemental Altus at info@elementalaltus.com or by telephone at +1 604 646 4527 for information on how to submit their proxies or voting instruction forms using the online or telephone voting methods listed below.

Voter	Online	Telephone

Registered Shareholders

Shares held in own name and represented by a physical certificate or DRS statement and have a 15-digit control number (control number is printed on form of proxy or, if form of proxy has not been received, can be obtained by contacting Computershare at 1-800-564-6253)

	Online at www.investorvote.com using your computer or smartphone and your 15-digit control number.	1-866-732-VOTE (8683)

Non-Registered Shareholders

Shares held with a broker, bank or other intermediary and have a 16-digit control number (control number is printed on voting instruction form or, if voting instruction form has not been received, can be obtained by contacting your broker or other intermediary)

	Online at www.proxyvote.com using your computer or smartphone and your 16-digit control number.	(English) 1-800-474-7493 (French) 1-800-474-7501

On Behalf of Elemental Altus

Frederick Bell

CEO

Shareholder questions, as well as corporate & media inquiries, should be directed to:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

TSX-V: ELE | OTCQX: ELEMF | ISIN: CA28619K2083 | CUSIP: 28619K208

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, (together, “forward-looking statements”), concerning the Company. Forward-looking information in this press release may include, without limitation, statements relating to the date of the Meeting, the delivery and filing of the Meeting Materials, the proxy/voting instruction form delivery cut-off time and date, the approval of the Financing by the Shareholders, and the Strike. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” “believes,” “projects” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.” Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward- looking statements, including, but not limited to, the impact of general business and economic conditions, activities by governmental authorities (including changes in taxation), uncertainties related to the Strike, the anticipated availability of Meeting Materials and voting methods, the ability of intermediaries to meet their delivery obligations under securities laws and the date of the Meeting. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company cautions readers not to place undue reliance on forward-looking statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. The Company does not undertake to update any forward-looking statements except in accordance with applicable Canadian securities laws. Readers are directed to the Company’s Annual Information Form dated August 18, 2025, filed under the Company’s profile on SEDAR+ (www.sedarplus.ca) for a complete list of applicable risk factors.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

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